July 12, 2013

Via EDGAR

Craig Slivka, Esq., Special Counsel

Erin Jaskot, Esq., Staff Attorney
United States Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:           File No. 000-52677

Amendment No. 2 to Current Report on Form 8-K Filed 12/26/2012

Form 10-K/A for the Fiscal Year Ended 03/31/2012 Filed 02/08/2013

Form 10-Q for the Fiscal Quarter Ended 12/31/2012 Filed 02/14/2013

Dear Mr. Slivka and Ms. Jaskot:

This letter responds to your correspondence of July 10, 2013 (the “Comment Letter”), with respect to the items referenced above filed by VRDT Corporation (the “Company”). Specifically, this serves to address the comments of the Staff of the Commission as articulated in the Comment Letter.

Comment: On April 22, 2013, you agreed to amend your Form 10-K for the fiscal year ended March 31, 2012 and your Form 10-Q for the fiscal quarter ended December 31, 2012 for various items including to restate your financial statements to properly account for restricted stock agreements.

Reply:     As noted in our April 22, 2013, correspondence, we are prepared to and will resubmit the filings to account for the restricted stock agreements as requested.

Comment: In addition, we reminded you of the filing requirements of Item 4.02 of Form 8-K in our letter dated April 9, 2013.

Reply:     We note this comment and have accounted for the requirements of Item 4.02 in our amended filings.

Comment: On June 6, 2013, you agreed to provide us with your analysis as to your shell status prior to the acquisition of 24Tech and to amend your Form 8-K to address our outstanding comments, as appropriate.

Reply:     After discussing the topic with outside counsel and our independent auditors, management has determined that in fact the Company was, as of the date of the acquisition of 24Tech, no longer a “shell company” as contemplated in Release 33-8587. We note that, among other things:

●	The Company does have significant operations.
●	As described in Form 10-K as of March 31, 2012, the Company has offices in California, Hong Kong and The Peoples’ Republic of China.

SEC re: Information Statement July 12, 2013 Page 2

●	Prior to the close of the acquisition of 24Tech, the Company recognized revenue through the sale of one of its own battery systems.
●	The Company has a strong board and a number of key employee working on projects intended to be commercially viable.
●	The Company has a business plan and is executing the plan.
●	The deferred stock based compensation recorded according the GAAP has created a substantial non-cash asset.
●	Subsequent to the 10-K and before the acquisition, the company has acquired certain property and equipment, including inventory for resale.

Our amended filings reflect this conclusion.

Please feel free to contact me directly should you have any other concerns or comments.

Very truly yours,

VRDT Corporation

By:	/s/ Robert A. Kasprzak
Robert A. Kasprzak
General Counsel